Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA 94304-1114  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

December 10, 2014

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

RE:	Invitae Corporation
Draft Registration Statement on Form S-1: Submission #2
Originally submitted on November 6, 2014
CIK No. 0001501134

Dear Mr. Reynolds:

Invitae Corporation (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated December 3, 2014.  The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Confidential Submission Number 2 (“Submission #2”) of the registration statement on Form S-1 (the “Registration Statement”) as confidentially submitted to the Commission, marked against Confidential Submission Number 1 of the Registration Statement as confidentially submitted to the Commission on November 6, 2014, along with the supplemental materials noted below.  If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies.  All page number references contained in the Registrant’s responses below correspond to the page numbers in Submission #2.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

December 10, 2014

Response: The Registrant notes the Staff’s comment and will supplementally provide copies of all written communications that the Registrant, or anyone authorized to do so on the Registrant’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.  To date, there have been none.  However, the Registrant will supplementally provide a copy of its corporate presentation slide deck that has been displayed visually during certain “testing-the-waters” meetings, but which has not been distributed as a written communication. The Registrant respectfully requests that the Staff destroy such materials upon completion of its review.

2.              Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations (Securities Act Forms) for guidance.

Response: In response to the Staff’s comment, the Registrant advises the Staff that it does not currently intend to include any additional graphics, maps, photographs, and related captions or other artwork in the prospectus other than those that are presently included in the Registration Statement. If, following the date of this response letter, the Registrant decides to include any such additional material in the prospectus, we will provide such material to the Staff prior to its use.

Table of Contents, page i

3.              We note the statement that “our internal research and forecasts … [have] not been verified by independent sources” and the statement that “these data and forecasts involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information.” Please remove such statements, as they imply that you are not responsible for the accuracy of the information you elect to include in your prospectus. In addition, please add a sentence confirming that the company is responsible for all of the disclosure in the prospectus.

Response:  The Registration Statement has been revised on page i in response to the Staff’s comment as requested.

December 10, 2014

Summary

4.              Please disclose the basis for certain statements made in the prospectus and include citations to the source(s) of industry statistics where appropriate. For example and without limitation, we reference the statement on page one that “based on UnitedHealth’s estimates for growth of the genetic testing and molecular diagnostics market … we expect the US genetic testing market to grow to at least $9 billion by 2021” and “the estimated market for hereditary cancer tests at greater than $850 million.”

Response:  The Registration Statement has been revised in response to the Staff’s comment to include third-party citations in a section entitled “References” as requested on page 137.  With regard to the Registrant’s estimate of the market for hereditary cancer testing, the Registrant  respectfully advises the Staff that its estimate is approximately equal to the annualized revenue from hereditary cancer testing as reported by a single competitor, which is a public company.

Summary Consolidated Financial and Other Data, page 10

Selected Consolidated Financial Data and Other Data, page 50

5.              You disclose on page 11 that you plan to implement a reverse stock split that will occur prior to the completion of this offering. Please tell us the exact timing of this stock split (e.g., at or prior to the effective date, at the closing of the offering, etc.) and how you plan to reflect it in the historical financial statements or pro forma financial information included in the registration statements. Please note that generally you may give retroactive effect to the stock split in the historical financial statements and other financial data if the split occurs at or prior to the effective date of the offering. If the stock split occurs after the effective date, you may only reflect it in pro forma information.

Response: In response to the Staff’s comment, the Registrant advises the Staff that a reverse stock split will be effected prior to effectiveness of the Registration Statement, and the historical financial statements included in the Registration Statement will give retroactive effect to the same.

6.              Please provide a note that provides additional clarity regarding the operating data measure, “billable tests.” For example, does this operating data measure represent the number of tests completed during the period, tests completed and billed, etc.? Please also disclose the reasons for providing this operating data measure.

Response: The Registrant has revised the disclosure on pages 11 and 51 of the Registration Statement in response to the Staff’s comment as requested.

December 10, 2014

Use of proceeds, page 44

7.              Please provide a more detailed discussion of your proposed use of proceeds, as required by Item 504 of Regulation S-K, including the amount allocated to each intended use.

Response: The Registrant has revised the disclosure on pages 44 and 45 of the Registration Statement in response to the Staff’s comment as requested.

8.              We note your disclosure on this page that your “management team will have broad discretion in using the net proceeds” received from this offering and the factors listed as potentially impacting your actual expenditures. We also note similar disclosure in the first risk factor on page 39. You may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are specified. See Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure to specifically discuss the contingencies that would cause you to apply the net proceeds of this offering differently than you currently anticipate and specify the alternative uses of the net proceeds in that event.

Response: The Registrant has revised the disclosure on pages 39, 44 and 45 of the Registration Statement as requested in response to the Staff’s comment as requested.

Management’s discussion and analysis of financial condition and results of operations, page 52

Factors affecting our performance, page 53

9.              We note your risk factor disclosure on pages 14 and 15 in which you state that your ability to generate revenue is partly dependent upon your achieving broad reimbursement for your tests from third-party payors. We further note your disclosure on page 53 that physicians’ decisions regarding ordering your tests may depend on whether the cost of the test is covered by insurance and thus your revenue growth also depends on your ability to establish coverage from third-party payors, including the Center for Medicare and Medicaid Services, or CMS. Please expand your overview discussion here to clearly discuss the actual effects on your financial operations for the periods presented resulting from your lack of agreement(s) with certain commercial third-party payors and government payors to reimburse your products, and from patients’ willingness or ability to pay for your services.

Response: The Registrant has revised the disclosure on page 53 of the Registration Statement in response to the Staff’s comment to disclose the likely effects on its business of not having reimbursement contracts as requested.

December 10, 2014

Business, page 67

10.       We note the statement that your goal is to “aggregate most of the world’s genetic tests into a single service with higher quality, faster turnaround and lower price than many single gene tests today.” However, it appears that individuals will pay the $1500 fee for each test, which may not yield an aggregate genetic test. Please revise throughout the prospectus to clarify.

Response: The Registrant has revised the disclosure throughout the Registration Statement in response to the Staff’s comment to clarify the pricing for its tests as requested.

11.       We note on page F-7 that you believe you have sufficient funds to meet your operating plan for the next 12 months. Please add disclosure in this section to discuss in greater detail your company’s plan of operations for the next 12 months, any material research and development to be covered during this time period, any anticipated material acquisition of plant and equipment, and any anticipated material changes in the number of employees in various departments. See Item 101(a)(2) of Regulation S-K.

Response: The Registrant has added disclosure on pages 84 and 85 of the Registration Statement in response to the Staff’s comment as requested.

12.       Please add disclosure regarding the limited number of suppliers for some of your lab instruments and materials, as required by Item 101(c)(3) of Regulation S-K.

Response: The Registrant has included the disclosure on pages 93 and 94 of the Registration Statement in response to the Staff’s comment as requested.

13.       Please provide the disclosure required by Item 101(d) of Regulation S-K.

Response: The Registrant has included the disclosure on page 94 of the Registration Statement in response to the Staff’s comment as requested.

14.       Please provide the disclosure required by Item 101(c)(vii) of Regulation S-K. We direct your attention to the disclosure on page F-8 and F-28.

Response: The Registrant has included the disclosure on page 94 of the Registration Statement in response to the Staff’s comment as requested.

December 10, 2014

Facilities, page 92

15.       We note your disclosure on this page and elsewhere that you have additional laboratory space in Santiago, Chile. Please revise to include a description of the general character of the materially important physical properties of the company. Please refer to Item 102 of Regulation S-K.

Response: The Registrant has included additional information about its laboratory in Santiago, Chile on page 94 of the Registration Statement in response to the Staff’s comment as requested.

Management, page 94

16.       We note in footnote 2 on page 101 that Ms. Alderson was part time for a portion of the fiscal year ended December 31, 2013. Please provide disclosure to clarify her current employment status. Please refer to Item 401(a) of Regulation S-K.

Response: The Registrant has included the requested disclosure on page 102 of the Registration Statement in response to the Staff’s comment as requested.

Financial Statements, page F-1

Please update your financial statements as necessary in accordance with Rule 8-08 of Regulation S-X.

Response: The Registrant has included financial statements as of and for the nine months ended September 30, 2014 in the Registration Statement in response to the Staff’s comment as requested.

Notes to Financial Statements, page F-7

2. Summary of significant accounting policies, page F-7

Revenue Recognition, page F-9

17.       We note you disclose under this heading and on pages 56 and F-29 that you recognize revenue when payment is received as you have not been able to demonstrate a predictable pattern of collectability. We also note that you disclose on page 54 that you bill your clients upon delivery of test results to the physician and for the year ended December 31, 2013 and for the six-months ended June 30, 2014, the amounts billed for tests delivered totaled $0.3 million and $1.1 million, respectively. Please tell us where you present accounts receivable and deferred revenue on your balance sheet or tell us why you do not utilize this aspect of accrual accounting.

December 10, 2014

Response: In response to the Staff’s comment, the Registrant advises the Staff that disclosure of the amounts billed for tests delivered was presented to provide potential investors with information that the Registrant believes will enhance an investor’s understanding of its business. The Registrant further advises the Staff that it continues to recognize all of its historical revenue on a cash basis because the aspects of its revenue recognition policy which provide for recognition of revenue on an accrual basis have not yet been met (e.g., the Registrant has not been able to demonstrate a predictable pattern of collectability). As a result, the Registrant currently does not record accounts receivable, nor corresponding deferred revenue.  It is the Registrant’s practice to review payment patterns on a payor-by-payor basis, even in the absence of a contractual agreement for reimbursement, to determine if the criteria for recognizing revenue from a payor on an accrual basis have been met.  Once a payor meets such criteria, fees associated with tests billed to that payor will be recorded as accounts receivable.  The Registrant also advises the Staff that in the event it requires prepayment for its tests or receives payment from insurers in excess of amounts billed to any such payor, those amounts will be recorded as deferred revenue.

Exhibits

18.       We note Exhibits 4.2, 4.3 and 10.11 are missing exhibits, schedules and/or attachments. Please file these exhibits in their entirety.

Response: The Registrant has refiled the above-referenced Exhibits and all attachments thereto in response to the Staff’s comment as requested.

* * *

The Registrant acknowledges the following:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (650) 233-4670.  You may also direct any further comments via electronic mail to the attention of Lee Bendekgey (lee.bendekgey@invitae.com) and to the undersigned (gabriella.lombardi@pillsburylaw.com).

Very truly yours,

/s/ Gabriella A. Lombardi
Gabriella A. Lombardi

cc                                    Randal W. Scott, Ph.D., Chief Executive Officer

Lee Bendekgey, Chief Financial Officer and General Counsel

Mike Hird

Patty M. DeGaetano